[RENT-A-CENTER LETTERHEAD]
November 14, 2005
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Ms. Pamela A. Long
Re:	Rent-A-Center, Inc. Request to Withdraw Registration Statement on Form S-3 (File No. 333-116686)
Ladies and Gentlemen:
     Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Rent-A-Center, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to this application to withdraw its registration statement on Form S-3, together with all exhibits thereto, Commission File No. 333-116686 (the “Registration Statement”). The Registration Statement was originally filed with the Commission on June 21, 2004 and amended on August 12, 2004. However, the Registrant has decided not to proceed with registration of the shares of common stock covered by the Registration Statement at this time.
     The Registrant confirms that the Registration Statement has not been declared effective and that no shares of its common stock have been sold pursuant to the Registration Statement.
     If you have any questions with respect to this letter, please contact D. Forrest Brumbaugh at Fulbright & Jaworski L.L.P. at (214) 855-8000.

Sincerely, RENT-A-CENTER, INC.
By:	/s/ Mitchell E. Fadel
Mitchell E. Fadel, President and
Chief Operating Officer